Exhibit 21.1

Subsidiaries – December 31, 2020	Ownership
Subsidiaries of BioHiTech Global, Inc.:
Bio Hi Tech America, LLC (Delaware limited liability company)	100%

BioHiTech Europe Limited (A private company limited by shares registered in England and Wales)	100%

E.N.A Renewables LLC (Delaware limited liability company)	100%

BHT Financial LLC (Delaware limited liability company)	100%

Apple Valley Waste Conversions, LLC (Delaware limited liability company)	31%

Refuel America, LLC (Delaware limited liability company)	60%

Subsidiaries of Refuel America LLC:
Apple Valley Waste Technologies Buyer, Inc. (Delaware Corporation)	100%

Apple Valley Waste Technologies LLC (Delaware limited liability company)	100%

Entsorga West Virginia LLC (Delaware limited liability company)	88%

New Windsor Resource Recovery LLC (Delaware limited liability company)	100%

Rensselaer Resource Recovery LLC (Delaware limited liability company)	50%